UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    May 14, 2021

May 14, 2021

Sumitomo Mitsui Financial Group, Inc.

(Securities Code: 8316)

Notice regarding Partial Amendments to Articles of Incorporation

Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that SMFG’s board of directors resolved at a meeting held today that a proposal concerning partial amendments to SMFG’s Articles of Incorporation shall be made at the 19th Ordinary General Meeting of Shareholders scheduled to be held on June 29, 2021, as follows:

1. Purpose of Amendments

Upon enactment of the “Bill for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts” (Cabinet Bill No. 23 submitted to the 204th Diet), listed companies will, by adding relevant provisions to their articles of incorporation, be able to hold a general meeting of shareholders without designating a place for the meeting (so called “virtual-only shareholders meetings,” i.e., general meetings without setting up a physical venue, involving attendance by directors, shareholders, etc. by using the Internet and other means), subject to certain requirements based on factors including consideration for the protection of shareholders’ interests. SMFG believes that it is beneficial to shareholders to diversify options for the manner of holding a general meeting in consideration of potential large-scale disasters, including pandemics and natural disasters, and the progress in digitalization of society, among other factors. As such, SMFG intends to amend its Articles of Incorporation for the purpose of enabling SMFG to hold its general meeting of shareholders without designating a place for the meeting (including a shareholders’ meeting of a particular class of shares).

If this proposal is approved, the proposed amendments shall be effective, subject to the confirmation by the Minister of Economy, Trade and Industry as well as the Minister of Justice regarding the legitimacy of instituting SMFG’s general meeting of shareholders without the designation of its place, pursuant to the Industrial Competitiveness Enhancement Act as amended.

If SMFG expects certain difficulty in submitting this proposal for the amendment to the Articles of Incorporation in view of the progress in the deliberation at the Diet regarding the “Bill for Partially Amending the Industrial Competitiveness Enhancement Act and other related acts”, this proposal shall be withdrawn.

2. Details of Amendments

Existing Articles of Incorporation and the proposed amendments are set forth in the attached Exhibit.

3. Schedule

Scheduled date of the General Meeting of Shareholders for the proposed amendments to the Articles of Incorporation: June 29, 2021

Scheduled effective date of the proposed amendments to the Articles of Incorporation: June 29, 2021

Exhibit

Sumitomo Mitsui Financial Group, Inc.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Newly established)

(Shareholders’ Meeting of a Particular Class of Shares)

Article 29. The provisions of Paragraph 2 of Article 24, Article 25, Article 26 and Article 28 hereof shall be applied mutatis mutandis to a shareholders’ meeting of a particular class of shares.

(General Meeting of Shareholders without the Designation of Place)

Article 24-2. The Corporation may institute its general meeting of shareholders without the designation of its place.

(Shareholders’ Meeting of a Particular Class of Shares)

Article 29. The provisions of Paragraph 2 of Article 24, Article 24-2, Article 25, Article 26 and Article 28 hereof shall be applied mutatis mutandis to a shareholders’ meeting of a particular class of shares.